

November 23, 2011

Via E-mail
Claude Pupkin
Chief Executive Officer
Genie Energy Ltd.
550 Broad Street
Newark, New Jersey 07102

>   **Re: Genie Energy Ltd.**
>   **Amendment No. 3 to Form 10**
>   **Filed November 14, 2011**
>   **File No. 000-54486**

Dear Mr. Pupkin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1

Executive Compensation, page 46

Potential Post-Employment Payments, page 49

1. We note your response to comment 5 in our letter dated November 4, 2011. Please confirm to us that in future filings, in addition to describing the types of payments to your named executive officers that will occur upon a termination or change-in-control, you will also provide quantitative disclosure with respect to the amount that will be paid to each named executive officer. In providing such disclosure, please assume that the triggering event took place on the last business day of your last completed fiscal year. See Instruction 1 to Item 402(j) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Dov T. Schwell
        Schwell Wimpfheimer & Associates LLP